Exhibit 99.1

Westport Reports Second Quarter Fiscal 2014 Financial Results

~ Achieved Positive Adjusted EBITDA of $1.0 Million from Westport Operating Business Units; Reaffirms Fiscal 2014 Revenue Guidance ~

VANCOUVER, July 31, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, today reported financial results for the second quarter ended June 30, 2014 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Financial Highlights include:

As previously stated, Westport's operating business units had the goal of achieving positive Adjusted EBITDA from operations by the last quarter of 2014. Westport has achieved this goal in the second quarter ended June 30, 2014, recording positive Adjusted EBITDA from operations of $1.0 million, two quarters ahead of guidance. This is compared with an Adjusted EBITDA loss of $8.9 million in the second quarter ended June 30, 2013. This milestone has been attained through significant operational efficiencies, product portfolio optimization, and expense management.

Revenue & Net Results

•	Westport revenue, excluding joint ventures' revenues, for the quarter ended June 30, 2014 was $40.0 million compared with $34.9 million for the same period last year, an increase of 15%.
•	Joint venture segment revenue for the quarter ended June 30, 2014 was $79.6 million for Cummins Westport Inc. (CWI), compared with $78.0 million in the same period last year; and $133.1 million for Weichai Westport Inc. (WWI), compared with $152.5 million the same period last year.
•	Westport consolidated net loss and net loss per share for the quarter ended June 30, 2014 was $35.4 million and $0.56, respectively, compared with $33.9 million and $0.61, respectively, in 2013. Included in the net loss for the second quarter of 2014 is unrealized foreign exchange loss of $8.6 million, compared with a foreign exchange gain of $3.4 million in the prior year period. Excluding foreign exchange loss or gain, Westport's consolidated net loss and net loss per share for the quarter ended June 30, 2014 was $26.8 million and $0.42, respectively, compared with $37.3 million and $0.67, respectively, in 2013.

Adjusted EBITDA (The reconciliation of Adjusted EBITDA is described below)

•	For the quarter ended June 30, 2014, Westport reported an Adjusted EBITDA from operations of $1.0 million compared with an Adjusted EBITDA loss from operations of $8.9 million for the quarter ended June 30, 2013, an improvement of $9.9 million year-over-year.
•	For the quarter ended June 30, 2014, Westport reported a consolidated Adjusted EBITDA loss of $17.0 million for the Company, compared with a loss of $27.8 million in the prior year period, an improvement of $10.8 million year-over-year.

Increased Product Revenue and Gross Margin:

•	For the quarter ended June 30, 2014, On-Road Systems revenue increased by 57% to $11.6 million compared with $7.4 million in the same period last year due primarily to increased sales of new products such as the Westport WiNGTM Power Systems for Ford vehicles and shipment of Westport iCE PACK™ liquefied natural gas (LNG) Tank Systems.
•	For the quarter ended June 30, 2014, Off-Road Systems revenue increased by 50% to $1.5 million compared with $1.0 million in the same period last year due primarily to the delivery of two Westport LNG tenders.
•	For the quarter ended June 30, 2014, Westport reported gross margin and gross margin percentage of $13.6 million or 34.0%, respectively, compared with $8.3 million or 23.8%, respectively, in the same period last year. The increase in gross margin and gross margin percentage for the quarter ended June 30, 2014 is due primarily to product mix, service revenue, and exiting production of the first generation of Westport high pressure direct injection (HPDI) system.

Increased Operational Efficiencies and Prioritizing Investments

•	Research and development expenses were $18.7 million for the quarter ended June 30, 2014, a decrease of $5.2 million from $23.9 million in the same period last year. This is primarily driven by prioritizing of investment programs.
•	Selling, general and administrative expenses were $16.2 million for the quarter ended June 30, 2014, a decrease of $4.7 million from $20.9 million in the same period last year. This is primarily due to exiting the first generation of Westport HPDI system and consolidation of facilities.
•	For the quarter ended June 30, 2014, cash used in operations was $28.9 million, compared with $23.1 million for the quarter ended March 31, 2014. The increase in cash used in operations during the quarter was primarily due to investments in working capital to support product sales such as the Westport iCE PACK LNG Tank System, offset by lower operating expenses and spending on investment programs.
•	Westport extended the maturity date of Westport's 9% unsecured subordinated non-convertible debentures formerly due September 22, 2014 to September 15, 2017; and secured an additional C$19 million in debentures on the same terms, bringing the total outstanding debentures to C$55 million.

Business Highlights

•	Launched Weichai Westport WP12 engine and initiated development of WD10 engine with Westport™ HPDI 2.0 technology.
•	Expanded Westport's vehicle lineup with the 2015 model year dedicated or bi-fuel compressed natural gas (CNG) Ford Transit Connect and with the bi-fuel CNG Ford F-150, both featuring the Westport WiNG™ Power System. All Westport WiNG™ Power System vehicles undergo the same safety testing required for Ford OEM trucks, with Ford warranty remaining intact. Westport is accepting orders now through Ford dealerships.
•	As part of intercompany initiatives, the Westport WiNG™ Power Systems now include some components manufactured by Westport's affiliates in Italy.
•	Kroger announced the purchase of 40 LNG trucks featuring the Westport iCE PACK LNG Tank System and the Cummins Westport ISX12 G engine.
•	A large European automotive OEM has launched a new CNG version of one of their popular vehicle models and Westport has been chosen to supply the cylinder valves for the next three years. Based on internal analysis, Westport's market share in the European automotive OEM market for natural gas cylinder valves was over 90% in 2013.
•	India's Maruti Suzuki introduced the Celerio Green, a five passenger, bi-fuel car that runs on CNG and gasoline, featuring Westport's natural gas components.
•	Delivered two LNG tenders to Canadian National Railway.

"For the first time in October 2013 we outlined our path to profitability," said David Demers, CEO of Westport. "We said that our three operating business units combined -Applied Technologies, On-Road Systems, and Off-Road Systems- was going to be positive Adjusted EBITDA by the end of 2014. The second quarter of 2014 marked a significant milestone for Westport as we achieved this goal by recording a $1.0 million positive Adjusted EBITDA from those operating business units. The work invested in resetting our cost structure, rebalancing our product portfolio, and optimizing organizational efficiencies has delivered the change required in our operating performance."

"In the first half of 2014, Westport On-Road Systems, Off-Road Systems, and the Cummins Westport joint venture experienced revenue growth year-over-year. Cummins Westport's shipments in North America increased by 33% year-to-date driven by higher sales in all segments particularly truck applications, up 79% from the launch of the ISX12 G. Despite the macroeconomic headwinds and geopolitical uncertainties, we are reiterating revenue growth to be between $175 million and $185 million for the full year in 2014 based on increased product  shipments, particularly in our On-Road Systems business."

Financial Outlook for 2014 and Path to Profitability
Westport reiterates its revenue guidance to be between $175 million and $185 million for the year ended December 31, 2014, which represents growth of 7 to 13% over 2013.

As Westport shifts from market creation work to a full commercial operation and profitability, Westport has announced two interim financial milestones. Westport's first milestone is to have its three operating business units combined to achieve positive Adjusted EBITDA by the end of 2014, which has been accomplished this quarter. Westport's second milestone is to have the Company report consolidated positive Adjusted EBITDA by the end of 2015, driven by contributions from Westport's operating business units, Westport's share of net income (loss) from the joint ventures, and service revenue earned from Westport's development partners.

Adding to the existing milestone, Westport expects to have its three operating business units combined to be positive Adjusted EBITDA for the year ended December 31, 2014.

Second Quarter 2014 Financial Highlights

	Three Months Ended June 30,		% Change Better/(Worse)	Six Months Ended June 30,		% Change Better/(Worse)
($ in millions, except per share amounts)	2014	2013		2014	2013
Consolidated revenues	$ 40.0	$ 34.9	15%	$ 82.0	$ 64.9	26%
Consolidated gross margin	13.6	8.3	64%	25.9	16.3	59%
Consolidated gross margin percentage	34.0%	23.8%	-	31.6%	25.1%	-
Operating expenses (Research and development and selling, general and administrative)	34.9	44.8	22%	74.1	84.3	12%
Income from unconsolidated joint ventures	1.1	4.6	(76%)	0.7	6.3	(89%)
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(17.0)	(27.8)	39%	(38.9)	(54.1)	28%
Cash and short-term investments balance	168.8	135.3	25%	168.8	135.3	25%
Net loss	(35.4)	(33.9)	(4%)	(59.2)	(65.7)	10%
Net loss per share	(0.56)	(0.61)	8%	(0.94)	(1.18)	20%

Operating Business Units Highlights

Operating Business Units Adjusted EBITDA*

	Three Months Ended
($ in millions)	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Applied Technologies	$ 2.2	$ 0.1	$ 1.6	$ 2.1
On-Road Systems	(0.6)	(1.2)	(6.9)	(6.8)
Off-Road Systems	(0.6)	(0.5)	(3.1)	(3.9)
Total Operating Business Units Adjusted EBITDA	1.0	(1.6)	(8.4)	(8.6)

*Adjusted EBITDA reconciliation is described below.

Applied Technologies

•	Applied Technologies revenue for the quarter ended June 30, 2014 was $24.8 million compared with $25.2 million in the prior year period primarily due to the impact of geopolitical circumstances, in addition to the weakness in certain markets, particularly Italy, offset by growth in China, Germany, and Poland.
•	Applied Technologies gross margin and gross margin percentage for the quarter ended June 30, 2014 increased to $7.8 million and 31.5%, respectively, compared with $7.1 million and 28.2%, respectively, in the prior year period primarily due to mix of products and streamlining operations.
•	Applied Technologies operating expenses for the quarter ended June 30, 2014 increased to $6.1 million from $5.0 million in the prior year period primarily due to increased support for development of new products.

On-Road Systems

•	On-Road Systems revenue for the quarter ended June 30, 2014 increased by 57% to $11.6 million compared with $7.4 million in the same period last year due primarily to increased sales of new products such as the Westport WiNGTM Power Systems for Ford vehicles and shipment of Westport iCE PACK LNG Tank systems.
•	On-Road Systems gross margin and gross margin percentage for the quarter ended June 30, 2014 increased to $3.6 million and 31.0%, respectively, from negative $0.3 million and negative 4.1%, respectively. The increase is primarily due to product mix, service revenue, and exiting production of the first generation of Westport™ HPDI system.
•	On-Road Systems operating expenses for the quarter ended June 30, 2014 decreased by $5.8 million or 54% to $4.9 million from $10.7 million in prior year period due primarily to prioritized R&D expenses and reduced expenses related to changes in operating structure, consolidation of facilities, and exiting production of the first generation of Westport™ HPDI system.

Off-Road Systems

•	Off-Road Systems revenue for the quarter ended June 30, 2014 increased by 50% to $1.5 million compared with $1.0 million in the prior year period primarily due to the delivery of two Westport LNG tenders.
•	Off-Road Systems operating expenses decreased by $1.3 million to $0.8 million for the quarter ended June 30, 2014 primarily due to improvements in operational efficiencies.

Cummins Westport Inc. Highlights

	Three Months Ended June 30,		% Change Better/(Worse)	Six Months Ended June 30,		% Change Better/(Worse)
($ in millions)	2014	2013		2014	2013
Units	2,479	2,716	(9%)	4,959	4,029	23%
Revenue	$ 79.6	$ 78.0	2%	$ 159.6	$ 122.7	30%
Gross margin	10.4	20.6	(50%)	18.0	32.8	(45%)
Gross margin percentage	13.1%	26.4%	-	11.3%	26.7%	-
Gross margin percentage excluding warranty adjustments	25.9%	32.9%	-	27.0%	34.0%	-
Operating expenses	10.0	10.0	-	19.8	20.8	5%
Segment operating (loss) income	0.4	10.6	(96%)	(1.8)	12.0	(115%)
Net (loss) income to Westport	0.4	3.3	(88%)	(0.4)	4.1	(110%)
•	CWI engine shipments for the quarter ended June 30, 2014 were 2,479 units compared with 2,716 units in the prior year period. The decline in volume was primarily due to international order timing. CWI engine shipments for the six months ended June 30, 2014 increased by 23% to 4,959 units compared with 4,029 units in the prior year period.
•	Year-to-date, shipments in North America increased by 33% driven by higher sales in all segments particularly truck applications, up 79%, as a result of the launch of the ISX12 G. The ISX12 G has been performing to expectations and has been well received. Demand for the ISX12 G continues to be strong as a number of fleets have recently announced their plans to integrate natural gas trucks into their fleet mix.
•	The New Jersey Transit board recently approved the purchase of 63 new CNG buses, to be built by Motor Coach Industries, in addition to the initial purchase of 84 similar CNG buses last September. In addition, the City of Tucson and Sun Tran in Arizona introduced the first of its 24 new CNG buses in June. The rest of the CNG buses are expected to be received by January 2015.
•	Istanbul recently deployed 110 CNG buses to help reduce the city's air pollution. Manufactured by TEMSA, a Turkish bus manufacturer, these buses are powered by Cummins Westport ISL G engines.
•	Gross margins in the second quarter of 2014 and 2013 were impacted by adjustments to warranty of $10.2 million and $5.1 million, respectively, and the gross margin percentage excluding these adjustments would have been 25.9% and 32.9% in 2014 and 2013, respectively. The vast majority of warranty adjustments are associated with the Cummins Westport 8.9L ISL G. The decrease in CWI gross margin and gross margin percentage during the quarter was primarily due to mix of sales, mostly from the sale of the ISX12 G engines, which have a low gross margin on product launch.
•	CWI's net income attributable to Westport for the quarter ended June 30, 2014 was $0.4 million, compared with $3.3 million income in the prior year period. Excluding the warranty impact, CWI's net income attributable to Westport would have been $3.7 million.

Weichai Westport Inc. Highlights

	Three Months Ended June 30,		% Change Better/(Worse)	Six Months Ended June 30,		% Change Better/(Worse)
($ in millions)	2014	2013		2014	2013
Units	11,071	12,410	(11%)	20,198	20,939	(4%)
Revenue	133.1	$ 152.5	(13%)	246.4	$ 258.4	(5%)
Gross margin	8.8	11.9	(26%)	15.1	19.0	(21%)
Gross margin percentage	6.6%	7.8%	-	6.1%	7.4%	-
Operating expenses	6.5	7.4	12%	11.1	11.1	-
Segment operating income	2.3	4.5	(49%)	4.0	7.9	(49%)
Westport's 35% interest	0.7	1.3	(46%)	1.2	2.4	(50%)
•	WWI engine shipments for the quarter ended June 30, 2014 were 11,071 compared with 12,410 units in the prior year period. The decline in the volume was primarily due to softer macroeconomic condition, credit tightening, and higher natural gas prices in China. Nevertheless, Westport continues to invest in China to capture the large market opportunity for natural gas used in transportation with the launch of Weichai Westport WP12 engine featuring Westport HPDI technology, sale of components to WWI and other vehicle OEMs, and expansion of product offerings with differentiated technology.
•	Gross margin decreased by $3.1 million or 26% in the quarter ended June 30, 2014 due primarily to aggressive efforts to penetrate new markets and build market share in China.
•	Operational expenses decreased by $0.9 million or 12% for the three months ended June 30, 2014 due primarily to improvements in operational efficiencies and business conditions.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Adjusted EBITDA reflects the operational performance of a business on a cash basis before working capital adjustments. Westport defines Adjusted EBITDA as net income (loss) attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income (loss) from the joint ventures (JVs). The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles (U.S. GAAP) and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Net loss	$ (35.4)	$ (33.9)	$ (59.2)	$ (65.7)
Provision for income taxes	0.3	0.3	0.3	0.6
Depreciation and amortization	4.6	3.8	8.9	7.4
Interest expense, net	1.6	1.3	2.5	2.5
Non-cash and other unusual adjustments	-	-	0.9	0.1
Amortization of stock-based compensation	3.3	4.1	8.1	7.4
Unrealized foreign exchange (gain) loss	8.6	(3.4)	(0.4)	(6.4)

Adjusted EBITDA	$ (17.0)	$ (27.8)	$ (38.9)	$ (54.1)

For the three months ended June 30, 2014
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$ (0.3)	$ -	$ 1.3	$ 1.0
Corporate and Technology Investments	(21.0)	1.1	2.0	(17.9)

For the three months ended March 31, 2014
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$ (2.7)	$ -	$ 1.1	$ (1.6)
Corporate and Technology Investments	(24.3)	(0.4)	4.2	(20.5)

For the three months ended December 31, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units*	$ (9.5)	$ -	$ 1.1	$ (8.4)
Corporate and Technology Investments	(20.4)	3.5	2.1	(14.8)
*Excluding non-cash and other unusual adjustments related to the first generation of WestportTM HPDI systems.

For the three months ended September 30, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units	$ (10.9)	$ -	$ 2.3	$ (8.6)
Corporate and Technology Investments	(16.0)	3.7	1.4	(10.9)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the quarter ended June 30, 2014, please visit www.westport.com/company/investors/financial.

Supplementary Financial Information
To view unaudited historical financial information, please point your browser to the following link: www.westport.com/company/investors/financial. Westport is providing this supplement as a guide to Westport's financial information in a quick reference format and it should be read in conjunction with Westport's full financials for the quarter ended June 30, 2014 and Westport's full financials for the year ended December 31, 2013.  The Supplementary Financial Information contains previously undisclosed quarterly unaudited historical financial information based on the most recent reporting structure that was implemented  in the fourth quarter of 2013 and is being provided in order to allow readers to better reconcile such information with the prior reporting structure.

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Thursday, July 31, 2014 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until August 7, 2014. Shortly after the conference call, the webcast will be archived on Westport website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated timing for Westport's operating business units and consolidated business to be positive Adjusted EBITDA, revenue expectations, growth in core markets, timing for launch, delivery  and completion of milestones related to the products and orders referenced herein, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  operating expenses, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Capital Markets & Communications
Westport
T: 604-718-2046
invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 31-JUL-14